Exhibit h.6

AGREEMENT OF ASSIGNMENT OF

THIRTY-EIGHTH AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT SOLEY WITH

RESPECT TO VIRTUS FORT TREND FUND

VIRTUS OPPORTUNITIES TRUST

This Agreement of Assignment (“Agreement of Assignment”) effective as of September 1, 2020 (the “Effective Date”) is being provided pursuant to Paragraph 5 of the Thirty-Eighth Amended and Restated Expense Limitation Agreement (the “Expense Limitation Agreement”) dated December 1, 2019, solely with respect to Virtus FORT Trend Fund (fka Virtus Rampart Equity Trend Fund) (the “Fund”), and is by and among Virtus Opportunities Trust, a Delaware statutory trust (the “Trust”), Virtus Investment Advisers, Inc., a Massachusetts corporation, (the “Adviser” and the Trust together, collectively the “Assignor”) and Virtus Alternative Investment Advisers, Inc. (the “Assignee”).

WHEREAS, pursuant to the Expense Limitation Agreement the Adviser maintains the expenses of the Fund at a level below the level to which the Fund might otherwise be subject;

WHEREAS, Assignor has agreed to assign to Assignee all of the Adviser’s rights and obligations under the Expense Limitation Agreement solely with respect to the Fund (the “Assigned Rights and Obligations”) to the Assignee from and after the Effective Date subject to the terms of this Agreement of Assignment;

WHEREAS, Assignee has agreed to assume the Assigned Rights and Obligations

NOW THEREFORE, the parties agree as follows:

1.	Assignment. Assignor hereby assigns all of the Assigned Rights and Obligations to the Assignee from and after the Effective Date.

2.	Assumption. Assignee hereby accepts the foregoing assignment and assumes all of the Assigned Rights and Obligations from and after the Effective Date.

3.	Assignor and Assignee Consent. In consideration of and in reliance on Assignee’s foregoing agreement, the parties consent to the foregoing assignments and assumptions pursuant to the terms set forth herein.

4.	Notice of termination of Adviser. The parties hereto agree that as of the Effective Date, the Adviser will cease to have any rights or obligations under the Expense Limitation Agreement, and from and after the Effective Date solely with respect to the Fund the Expense Limitation Agreement shall be an agreement between the Assignee and the Trust.

5.	Further Assurances. Assignor and Assignee each agree to execute and deliver such further instruments, agreements and assurances as may be reasonably requested by the others to evidence and provide for the assignment by Assignor and the assumption by Assignee of the Assigned Rights and Obligations.

6.	Counterparts. This Agreement may be executed in counterparts, which may be executed and/or exchanged electronically, each of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement of Assignment to be duly executed by their duly authorized officers.

VIRTUS OPPORTUNITIES TRUST		VIRTUS INVESTMENT ADVISERS, INC.

By:	/s/ W. Patrick Bradley	By:	/s/ Francis G. Waltman
	W. Patrick Bradley		Francis G. Waltman
	Executive Vice President, Chief Financial Officer and Treasurer		Executive Vice President

VIRTUS ALTERNATIVE INVESTMENT ADVISERS, INC.

By:	/s/ Francis G. Waltman
Francis G. Waltman
Executive Vice President